United States Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

RE: Careertek Acquisition Inc. ("the Company")

Dear Sirs,

We hereby withdraw the S4 registration statement filed on behalf of the Company on February 28, 2001 and amended on March 13, 2001. This letter serves to verify that none of the securities to be registered on the S-4 registration statement were offered or sold by the Company. Additionally, the parties to the transaction, Careertek Acquisition Inc. and Careertek.org Inc. are not going forward with the merger as described in the Company's S-4. Lastly, the Company inadvertently used filer codes assigned to Careertek.org. Inc., the proposed merger candidate.

Sincerely,
/s/ Michael T. Williams President
Michael T. Williams

09/08/01